Apollo Hospitals
CHENNAI
touching lives

Date : October 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Sale of Shares in Lanka Hospital Corporation Limited

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 14th September 2006, please be informed that the Company has received funds equivalent to INR 63.80 crores towards sale consideration of 52,030,000 equity shares held in Lanka Hospital Corporation Limited, Colombo, Sri Lanka.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

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